United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

CNPJ 33.592.510/0001-54 NIRE 33.300.019.766 EXTRACT OF THE MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING OF VALE S.A. The Board of Directors (“Board”) met on October 02, 2025, at Praia de Botafogo 186, 20th floor, Rio de Janeiro, RJ, and by videoconference, being present Messrs. Daniel André Stieler (”DS”) – Chairman, Marcelo Gasparino da Silva – Vice-Chairman (“MG”), André Viana Madeira (“AM”), Anelise Quintão Lara (“AL”), Franklin Lee Feder (“FF”) (by videoconference), Heloísa Belotti Bedicks (“HB”), João Luiz Fukunaga (“JF”), Manuel Lino Silva de Sousa Oliveira (“OO”), Rachel de Oliveira Maia (“RM”), Reinaldo Duarte Castanheira Filho (“RC”), Shunji Komai (“SK”), and Wilfred Theodoor Bruijn (“WB”).The justified absence of the Director Fernando Jorge Buso Gomes (“FB”) was recorded. The works were secretariat by Luiz Gustavo Gouvêa, Corporate Governance Officer of Vale S.A. (“Vale”). Consequently, the Board deliberated the following subject “DEBENTURES – With the favorable recommendation of the Capital Allocation and Projects Committee, the Board unanimously approved, with the abstentions of the Directors DS and JF, the following resolutions: (i) the public offer by Vale to repurchase up to 388,559,056 Participating Debentures issued by Vale (“DPs”), representing 100% of the outstanding DPs, for subsequent cancellation. The repurchase price shall be determined based on the trading value of the DPs in the secondary market, in accordance with prevailing market conditions, and shall include an acquisition premium, as defined in the offer launch strategy, always safeguarding the best interests of the Company; and (ii) the delegation of powers to the Executive Committee to approve: (ii.a) the final terms and conditions of the DP repurchase offer, including those set forth in CVM Resolution No. 77/2022 and Annex H of CVM Resolution No. 80/2022, in accordance with the assumptions described in item (i) above; (ii.b) the cancellation of the DPs acquired in the context of the repurchase; and (ii.c) all necessary, related, connected, and/or complementary actions for the implementation of the provisions above, including but not limited to the issuance of notices, certificates, documents, contracts, waivers of conditions applicable to the optional acquisition of the DPs, and voting instructions for corporate acts in subsidiaries, as well as the engagement of the intermediary institution, legal advisors, and other service providers involved in the context of the optional acquisition of the DPs, with authority to negotiate terms and conditions, execute the respective contracts and any amendments thereto, and establish the corresponding fees. I certify that the above resolution reflects the decision taken by the Board. Rio de Janeiro, RJ, October 02, 2025. Luiz Gustavo Gouvêa Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: October 9, 2025		Director of Investor Relations